EXHIBIT D

Agrium Inc.
13131 Lake Fraser Drive S. E.
Calgary, Alberta, Canada T2W 7E8
	Telephone	(403) 225-7000
Michael M. Wilson	Direct	(403) 225-7547
President & Chief Executive Officer	Facsimile	(403) 225-7600
December 3, 2007
To: All Agrium Employees
I am pleased to announce that we have entered into an agreement to acquire UAP. This is an exciting opportunity to further grow our Company and to continue to execute on our strategy of investing across the value chain and diversifying geographically.
UAP has annual sales of over $3-billion and distributes a full range of crop protection products, nutrients, seed and services to growers across North America. They operate approximately 300 retail centers across the major crop-producing areas of the United States, and to a less extent Canada, and are also a major distributor of crop protection products. This acquisition will increase Agrium’s total annual net sales to almost $8-billion. On a pro forma basis, our combined 2007 Retail EBITDA would be over $400-million, before accounting for the synergies we expect to realize.
Our offer has the support and recommendation of the UAP Board of Directors and as such, we are highly confident that the transaction will go through. Nonetheless, until we have closed the transaction, it is important that all employees refrain from speaking to UAP staff about the transaction. If you need to communicate with UAP in your normal course of business, it is essential that you decline to comment on or speculate about the offer.
We expect the transaction to be finalized early in 2008 and look forward to welcoming the 3,200 UAP employees to Agrium at that time. Once complete, we will need your help in integrating UAP’s strong team into our organization. Information on the integration process will be provided at a later time, as our primary focus at the moment is the success of the offer.
I want to thank all of you for your ongoing efforts to make Agrium what it is today. Our ability to make this offer is only possible because of the excellent results we have achieved across the entire Company over the past few years. This success is a reflection of your continued dedication and hard work.
Yours truly,

Mike Wilson
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This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Agrium or UAP. At the time the subsidiary of Agrium commences the tender offer, it will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and UAP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.
The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of UAP, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Agrium with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in letter when they become available because they will contain important information.